As filed with the Securities and Exchange Commission on July 22, 2002
Registration No. 333-91746

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Networks Associates, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	77-0316593
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3965 Freedom Circle

Santa Clara, California 95054
(408) 988-3832
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

George Samenuk

Chairman and Chief Executive Officer
3965 Freedom Circle
Santa Clara, California 95054
(408) 988-3832
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper, Esq.

Kurt J. Berney, Esq.
Michael J. Kennedy, Esq.
Jack Helfand, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304

     Approximate date of commencement of proposed sale to the public: as promptly as practicable after this registration statement becomes effective and upon consummation of the transactions described in the enclosed prospectus.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Share	Offering Price(2)	Registration Fee(3)

Common Stock $0.01 par value per share	11,780,886 shares	Not Applicable	$148,439,160	$13,657

(1)	Represents the estimated maximum number of shares of Networks Associates, Inc. common stock issuable upon consummation of the offer and the merger of a subsidiary of Networks Associates, Inc. with McAfee.com Corporation after giving effect to the exchange ratio of 0.90 of a share of Network Associates common stock for each share of Class A common stock of McAfee.com.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended, based on the product of (i) $11.34, the average of the high and low sales prices of McAfee.com Class A common stock as reported on the Nasdaq National Market on July 15, 2002, and (ii) 13,089,873, the expected maximum number of shares of McAfee.com Class A common stock to be acquired in the offer and the merger (including exercisable options).

(3)	0.0092% of the Proposed Maximum Aggregate Offering Price. This fee has been previously paid.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

      This Amendment No. 2 includes changes made to the Registration Statement on Form S-4 (File No. 333-91746) (the “Registration Statement”) in response to comments from the staff of the Securities and Exchange Commission. In particular, the Registrant has provided additional disclosure relating to (i) the background and contacts from the prior exchange offer terminated on April 25, 2002, (ii) the basis for Network Associates’ issues with the valuation methodology employed by McAfee.com’s financial adviser, (iii) fee and expense information relating to EquiServe and Kekst and Company, and (iv) an update in the stockholder litigation to reflect that plaintiffs in the Delaware litigation have dropped their motion for injunctive relief.

Information contained in this prospectus supplement may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer is not permitted.

Second Prospectus Supplement to

Prospectus dated July 2, 2002

Networks Associates, Inc.

Supplement to Its Offer to Exchange

0.90 of a Share of Common Stock of Networks Associates, Inc.

for

Each Outstanding Share of Class A Common Stock

of

McAfee.com Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, JULY 30, 2002, UNLESS EXTENDED.

      This prospectus supplement relates to the offer by Networks Associates, Inc., through its wholly-owned subsidiary, McAfee.com Holdings Corporation, to exchange shares of its common stock for each outstanding share of Class A common stock of McAfee.com Corporation that is validly tendered and not properly withdrawn on or prior to the expiration of the offer, upon the terms and subject to the conditions specified in the prospectus dated July 2, 2002 previously filed with the Securities and Exchange Commission, which we refer to as the “original prospectus.” Network Associates has increased the exchange ratio in the offer from 0.78 to 0.90 of a share of Network Associates common stock for each share of McAfee.com Class A common stock. The offer will remain open until 12:00 midnight, Eastern Time, on Tuesday, July 30, 2002, unless extended.

      Except for the increase in the exchange ratio, all other terms of the offer and the related merger remain the same. The offer is being made directly to McAfee.com stockholders and conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after consummation of the offer, Network Associates would own at least 90% of the outstanding shares of McAfee.com common stock. We have the right to waive or reduce the number of McAfee.com shares required to be tendered in the offer. In no event, however, will we exchange McAfee.com shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares beneficially owned by Network Associates, are tendered in the offer. Our offer is also subject to other conditions described in the discussion set forth in the original prospectus under “Conditions of the Offer.”

      If the conditions to the offer are met and the offer is completed, Network Associates will effect a short-form merger of McAfee.com and McAfee.com Holding Corporation, unless it is not lawful to do so. If you have not validly tendered your McAfee.com shares in the offer, your shares will be exchanged in the merger for the same number of shares of Network Associates common stock that you would have received if you had tendered your shares in the offer (unless you perfect appraisal rights under Delaware law). If the offer is completed, no further McAfee.com stockholder or board action is required for us to complete the merger. As a result of the offer and the merger, McAfee.com will become a wholly-owned subsidiary of Network Associates, the former public stockholders of McAfee.com will own shares in Network Associates, and McAfee.com shares will no longer trade publicly.

      This prospectus supplement modifies and supercedes certain information included in the original prospectus to reflect the increase in the exchange ratio. This prospectus supplement should be read in conjunction with the original prospectus and related letter of transmittal.

      Stockholders who have already tendered their McAfee.com shares pursuant to the offer and who have not withdrawn such shares do not need to take any further action to receive the additional Network Associates shares provided by the increase in the exchange ratio if their shares are accepted for exchange pursuant to the offer. Stockholders who wish to tender but have not yet done so, should follow the instructions included in the original prospectus and letter of transmittal previously mailed to them. That letter of transmittal remains effective for the offer at the increased exchange ratio.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved Network Associates common stock to be issued in the offer and the merger or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 22, 2002.

TABLE OF CONTENTS

Page

BACKGROUND AND REASONS FOR THE OFFER AND THE MERGER	1
Background and Contacts	1
Stockholder Litigation	7
THE OFFER	7
Plans for McAfee.com	7
FEE AND EXPENSES	7

i

BACKGROUND AND REASONS FOR THE OFFER AND THE MERGER

      The discussion set forth in the prospectus under the heading “Background and Reasons for the Offer and the Merger — Background and Contacts” is hereby amended and restated as follows:

Background and Contacts

      From time to time, particularly since early 2001, our senior management and board of directors have evaluated in general terms the advisability of recombining the Network Associates and McAfee.com businesses. In addition, McAfee.com’s chief executive officer, Srivats Sampath, has raised with our senior management the possibility of recombining the businesses.

     Our Previous Offer and Its Withdrawal

      On February 27, 2002, members of our senior management met with representatives of J.P. Morgan Securities Inc., or JPMorgan, and our outside counsel, Wilson Sonsini Goodrich & Rosati, to consider the possible recombination and the means by which it might be effected. We subsequently retained JPMorgan to act as our financial adviser in connection with the offer and merger.

      Over the next several weeks, senior management continued to consult with JPMorgan and outside counsel regarding the possible recombination and senior management continued to review the merits of a recombination as compared to McAfee.com remaining a separate public company.

      At a meeting of Network Associates’ board of directors held on March 16, 2002, Network Associates’ board of directors considered the offer and merger. Also present and providing input were members of senior management, our financial advisers, JPMorgan, and outside counsel, Wilson Sonsini Goodrich & Rosati, or WSGR. After deliberation and consideration of the then-relevant factors, the previous offer was unanimously approved by our board of directors.

      On March 16, 2002, Mr. Samenuk, our chairman and chief executive officer, and the chairman of McAfee.com’s board of directors, held a telephonic conversation with McAfee.com’s outside directors and Mr. Sampath to inform them of the previous offer.

      On March 18, 2002, McAfee.com announced that the board of directors of McAfee.com had formed a special committee of independent and outside directors to review and evaluate McAfee.com’s options and make recommendations to the McAfee.com board of directors.

      On March 25, 2002 and prior to the commencement of the previous offer, the McAfee.com special committee publicly indicated that it believed that offer was inadequate from a financial point of view. Like the current offer, the previous offer, was made directly to McAfee.com stockholders. Under Delaware law no approval of McAfee.com, its board of directors or any special committee of its board was required in connection with our previous offer or is required in connection with our current offer.

      On March 26, 2002, we announced that the staff of the SEC has commenced a “Formal Order of Private Investigation.”

      On March 29, 2002, we commenced the prior offer.

      On April 3, 2002, representatives of JPMorgan and Morgan Stanley, financial advisors to McAfee.com, met at JPMorgan’s San Francisco offices. During this meeting, the Morgan Stanley representatives presented the special committee’s views on the transaction and the related exchange ratio in the prior offer. The participants also discussed the possibility of Network Associates and McAfee.com conducting a mutual financial due diligence investigation. The participants did not have authority to negotiate or agree on the pricing terms of the offer.

      On April 5, 2002, representatives of Morgan Stanley and JPMorgan held discussions about the timing and scope of mutual financial diligence review of McAfee.com and Network Associates. Also on April 5, 2002, representatives of Skadden, Arps, Slate, Meagher & Flom, or Skadden, Arps, outside counsel to McAfee.com and the McAfee.com special committee, and WSGR discussed the timing and scope of mutual legal diligence review of McAfee.com and Network Associates.

      On April 6, 2002, representatives of Morgan Stanley and JPMorgan conducted mutual financial diligence review. Representatives of Skadden, Arps had telephonic discussions with Kent Roberts, executive vice president and general counsel of Network Associates, and representatives of WSGR about legal matters relating to Network Associates.

      On April 7, 2002, the Network Associates board met telephonically to receive an update from its legal and financial advisers regarding the previous offer and the results of mutual legal and financial due diligence. Following this update, the Network Associates board of directors approved the formation of a pricing committee of the board with Mr. Samenuk as the sole committee member. The pricing committee was authorized, following consultation with board members and the proper officers of the company and its advisers, to (1) increase the exchange ratio in the prior offer and (2) change the conditions of the previous offer. Approval of any such increase in the exchange ratio was conditioned on Mr. Samenuk’s prior receipt of confirmation from JPMorgan that the exchange ratio in the previous offer made to the McAfee.com stockholders, as amended, was fair to Network Associates from a financial point of view.

      Following the Network Associates board meeting, Mr. Samenuk, after consulting with the proper officers of Network Associates and our financial and legal advisors, requested that a representative of JPMorgan communicate to a Morgan Stanley representative a proposed exchange ratio in the previous offer of 0.7425 and the proposed amended offer conditions, including the restriction on our ability to waive the 90% minimum tender condition. In both the prior offer and in this offer, we may waive the minimum condition, but in no event will we exchange shares in the offer if less than a majority of the outstanding McAfee.com shares, excluding shares owned by us, are tendered in the offer.

      On April 8, 2002, representatives of WSGR and Skadden, Arps reviewed the McAfee.com special committee’s modifications to the proposed amended conditions for the previous offer.

      On April 8, 2002, Messrs. Gill and Samenuk attempted unsuccessfully on several occasions to speak with each other by telephone. Mr. Samenuk and other members of senior management were traveling that day to attend Network Associates’ quarterly board meeting in New York City.

      On April 9, 2002, Messrs. Gill and Samenuk spoke by telephone. During this conversation, Mr. Gill requested an additional increase in the offer price and indicated that the special committee was seeking modifications to the proposed amended offer conditions. Mr. Samenuk indicated that he intended to confer with the members of the Network Associates board, financial advisors and legal counsel regarding the proposal.

      At Mr. Samenuk’s direction, after conferring with Network Associates’ board members and advisors, representatives of WSGR communicated to Skadden, Arps agreed changes to the conditions of our previous offer and a representative of JPMorgan communicated to Morgan Stanley an increased exchange ratio in the previous offer of 0.76. Mr. Gill conferred telephonically with the special committee’s legal and financial advisers and determined preliminarily to accept the amended conditions and propose an increased exchange ratio. Mr. Gill called Mr. Samenuk and following discussion, Mr. Gill indicated to Mr. Samenuk that he thought the special committee would approve an amended exchange ratio of 0.78.

      On the evening of April 9, 2002, the McAfee.com special committee met with its financial and legal advisors. After receiving the oral opinion of Morgan Stanley, subsequently confirmed in writing, that, subject to and based on the assumptions set forth in its written opinion, the exchange ratio in the previous offer was fair from a financial point of view to the holders of Class A common stock, other than Network Associates and its affiliates, the McAfee.com special committee, determined unanimously that the previous offer was fair and resolved to recommend that holders of Class A common stock accept the prior offer and exchange their shares in the offer.

      Following the special committee meeting, the full McAfee.com board met, with representatives of Skadden, Arps and Morgan Stanley present, and received the recommendation of the McAfee.com special committee. The McAfee.com board then, upon reliance of the recommendation of the special committee, determined that the previous offer was fair and recommended that holders of Class A common stock accept the previous offer and exchange their shares in that offer and authorized the filing of the Schedule 14D-9 in connection with the previous offer.

      On April 10, 2002, before the opening of market trading, Network Associates and McAfee.com issued a joint press release announcing the amended offer.

      On April 25, 2002, we announced that we had discovered accounting inaccuracies in certain prior period financial statements, requiring restatement of our financial statements for those periods, and that we were withdrawing the prior offer. Subsequently, under the direction of the audit committee of our board of directors, we conducted an internal investigation to determine the scope and magnitude of these inaccuracies.

      On May 17, 2002, we announced that our audit committee had completed its internal accounting investigation and that we intended to restate certain of our financial statements. On June 28, 2002, we filed the restated financial statements with the SEC.

     Our Current Offer

      Since the termination of our previous offer, we and McAfee.com have continued to experience actual and potential conflicts between the companies and their sales forces, and distractions to senior management, due to overlapping objectives of our business units and confusion over market boundaries. For example, as part of an ongoing dispute regarding the scope of our reseller agreement, in early June, following a written request by McAfee.com, we transferred to McAfee.com the negotiation of a third-party ASP contract. McAfee.com believed that an arrangement between Network Associates and the consumer ASP was not permitted under the terms of our reseller agreement because the customer sought to license our anti-virus technology for ASPs and not McAfee.com’s. Our reseller agreement with McAfee.com allows us to resell McAfee.com products and, in certain cases, Network Associates products to consumers, directly or through ASPs. See “Intercompany Arrangement — Reseller Agreements.”

      In light of these and other events, Mr. Sampath recently proposed that the McAfee.com board form an “executive committee” consisting of himself, Frank Gill and Richard Schell. Under the proposal, the executive committee would be given all powers and authority of the McAfee.com board in the management of the business and affairs of McAfee.com in all circumstances that it determined, in its sole discretion, there to be a conflict of interest, a potential for a conflict of interest or the appearance of a conflict of interest between McAfee.com and Network Associates. This proposal is viewed by Network Associates as overly broad and detrimental to our interests as a McAfee.com stockholder. To date, this proposal has not been approved by the McAfee.com board. The current composition of the McAfee.com board, with Network Associates currently holding only two of the five McAfee.com board seats, was established in connection with McAfee.com’s initial public offering in 1999. Under the current circumstances, we believe that the general fiduciary duties of the McAfee.com directors are sufficient to protect all McAfee.com stockholders and it is inappropriate to abdicate overall board responsibility on these matters to an executive committee.

      On June 12 and June 27, 2002, members of our senior management met with representatives of JPMorgan and WSGR to reconsider the possibility of recombining Network Associates and McAfee.com by means of a new offer and proposed merger.

      On June 30, 2002, our board of directors met and considered the offer and merger. Also present and participating were members of senior management, our financial advisers and outside counsel. After deliberation and consideration of the factors described below (including among other things, the strategy of better focusing the companies’ product offerings to the markets for small to medium-sized businesses and consumers; the ability of the McAfee.com stockholders to participate in the combined business; and the tax free nature of the transaction), the offer and merger were unanimously approved. At this meeting JPMorgan delivered its oral opinion to the Network Associates board that the exchange ratio in the offer made to the McAfee.com stockholders was fair to Network Associates from a financial point of view. JPMorgan subsequently confirmed this opinion in writing as described below.

      Later on the evening of June 30, 2002, Mr. Samenuk and the chairman of McAfee.com’s board of directors, attempted to reach McAfee.com’s chief executive officer and the outside and independent directors by telephone to inform them of our intent to announce and commence the offer. Mr. Samenuk successfully reached Dr. Richard Schell, one of McAfee.com’s independent directors, by telephone, and subsequently delivered the following letter on Network Associates letterhead to each of the McAfee.com directors who were not members of our board or management:

Via Facsimile and U.S. Mail

June 30, 2002
Board of Directors
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, CA 94085

      Dear McAfee.com Board of Directors:

Network Associates’ board of directors continues to believe that it is desirable to recombine McAfee.com and Network Associates and the recombination is strategically and operationally compelling. Among other things, a recombination will serve to reduce or eliminate market confusion due to similarities in our products, customers and Web sites and will allow for a more targeted market approach, particularly in the consumer and small to medium-sized business market for our products.

We plan to announce tomorrow our intention to commence an exchange offer pursuant to which McAfee.com’s public stockholders will be offered 0.78 of a share of common stock of Network Associates in a tax-free exchange for each outstanding share of McAfee.com Class A common stock. The exchange ratio in our offer is the same as that in the prior exchange offer we withdrew on April 25th. The other terms are the same as those in the prior exchange offer, with limited modifications to the conditions. Based on the $19.27 closing price of our shares on June 28, 2002, our offer represents a value of approximately $15.03 per Class A share and a 3% premium to the June 28, 2002 closing price for McAfee.com Class A common stock.

We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about July 2, 2002. While our offer is being made to McAfee.com’s stockholders and McAfee.com board approval is not required, we are aware of the obligation of McAfee.com’s board to respond to our offer under the U.S. tender offer rules. In that regard, we would expect and support any decision to reconstitute the previously formed special committee of outside and independent directors that evaluated our previous offer. Also enclosed is a copy of the press release that is being issued tomorrow.

Sincerely,

/s/ GEORGE SAMENUK

George Samenuk
Chairman and CEO

      On July 1, 2002, we issued a press release announcing our intention to commence the transaction.

      In the week following the commencement of our offer on July 2, 2002, representatives of WSGR contacted representatives of Skadden, Arps several times to discuss the scheduling of mutual due diligence, including diligence relating to the status of the SEC’s formal investigation involving Network Associates. As noted above, in connection with the previous offer, the parties conducted mutual due diligence. Representatives of Skadden, Arps on behalf of the McAfee.com special committee declined.

      On July 5, 2002, Mr. Gill and Mr. Samenuk had a brief conversation regarding the offer. This discussion was inconclusive.

      On July 5, 2002, representatives of WSGR made a telephonic request to representatives of Skadden, Arps that WSGR representatives should be present, on behalf of Network Associates, at the McAfee.com board meeting scheduled for July 8, 2002 if the agenda of the meeting included consideration of structural defenses relating to the offer, including the adoption of a stockholder rights plan. Representatives of Skadden, Arps declined this request.

      On July 8, 2002, McAfee.com held a regularly scheduled board meeting. Also attending were representatives of Morgan Stanley and Skadden, Arps. During the meeting, representatives of Skadden, Arps and Morgan Stanley discussed the adoption of a stockholder rights plan and a follow-on public offering by McAfee.com of up to $100 million of its Class A common stock. A discussion ensued. Either of these actions, if taken, would constitute an impermissible structural defense triggering the conditions of our offer. With respect to the stockholder rights plan, and as part of these discussions, Mr. Richards objected to the adoption of a stockholder rights plan and noted that Network Associates had concluded, among other things, that adoption of the stockholder rights plan as discussed was unenforceable and, more importantly, that the adoption of a stockholder rights plan would constitute an impermissible dilution of Network Associates’ position as a majority stockholder. No action was taken by the McAfee.com board on either of these matters.

      Also discussed at the July 8, 2002 McAfee.com board meeting were intercompany issues between Network Associates and McAfee.com and a means by which to resolve these issues. Mr. Sampath from time to time has acknowledged that there are issues from both companies’ perspective under the intercompany arrangements. However, matters presented by Mr. Sampath at this meeting addressed only possible violations by Network Associates and an audit of Network Associates’ activities, but did not address alleged violations by McAfee.com or an audit of McAfee.com’s activities. No action was taken on these matters.

      On July 9, 2002, the Network Associates board held a regularly scheduled board meeting. At this meeting, the Network Associates board received an update regarding the offer from senior management. Following this update and on the basis of a number of factors, as described below, the Network Associates board of directors approved the formation of a pricing committee of the board with Mr. Samenuk and Mr. Robert Pangia as the committee members. The pricing committee was authorized, following consultation with board members and the proper officers of the company and its advisers, to (i) increase the exchange ratio in the offer and (ii) change the conditions of the offer, in each case consistent with guidance given by the board. Approval of any such increase in the exchange ratio was conditioned on the pricing committee’s prior receipt of confirmation from JPMorgan that the exchange ratio in the offer made to the McAfee.com stockholders, as amended, was fair to Network Associates from a financial point of view.

      On July 10, 2002, following the closing of market trading, McAfee.com announced its operating results for the second quarter ended June 30, 2002. On July 11, 2002, before the opening of market trading, Network Associates announced its operating results for the second quarter ended June 30, 2002. See “Recent Developments.”

      On July 12, 2002, Mr. Samenuk telephoned Mr. Gill regarding the offer. During this conversation, Mr. Gill suggested that the market did not appropriately value McAfee.com’s stock because McAfee.com’s shares had traded based on the value of Network Associates common stock and that an exchange ratio of 1.5 shares of Network Associates common stock was appropriate. Mr. Samenuk rejected this proposed exchange ratio and valuation methodology out of hand based on (i) the vast difference between the then-current 0.78 offer price and Mr. Gill’s suggested exchange ratio and (ii) his belief that the exchange ratio suggested by Mr. Gill was based on a hypothetical and non-traditional valuation methodology, which is described below. During this conversation, among other things, Mr. Samenuk did, however, indicate that Network Associates was prepared to increase the exchange ratio in the offer to 0.85 of a share of Network Associates stock for each share of McAfee.com Class A common stock, assuming that the special committee was prepared to recommend the offer and neither the McAfee.com board nor special committee took any action to cause the conditions of the offer not to be satisfied.

      On July 13, 2002, the McAfee.com board held a special meeting telephonically. No action was taken at this meeting. During this meeting, it was communicated to Mr. Samenuk by Dr. Schell and representatives of Skadden, Arps that (i) the McAfee.com special committee had rejected as inadequate our offer of 0.78, and any potential increase of our offer to 0.85, of a share of Network Associates common stock for each share of McAfee.com Class A common stock and (ii) the agenda for the McAfee.com board meeting scheduled for July 15 would include a proposal to adopt a stockholder rights plan.

      Later on the afternoon of July 13, 2002, representatives of JPMorgan contacted representatives of Morgan Stanley to discuss Morgan Stanley’s views as to a valuation for McAfee.com common stock. These conversations were inconclusive with JPMorgan disagreeing as to, among other things, (i) Morgan Stanley’s use of a hypothetical valuation analysis, which JPMorgan did not view as appropriate for providing fairness opinions, (ii) Morgan Stanley’s inclusion of eBay and PayPal in the McAfee.com comparable company group and (iii) the failure by Morgan Stanley to create a traditional valuation for McAfee.com based on a broader group of IT security companies. In addition to the more traditional valuation methodologies, Morgan Stanley employed a valuation methodology which, among other things, sought to create a hypothetical unaffected valuation for McAfee.com shares based on (i) McAfee.com’s share price prior to announcement of our original offer on March 18, 2002 and (ii) the market performance of a bundle, or index, of companies determined comparable by Morgan Stanley, including eBay and PayPal, since our original offer was announced, with an additional change of control premium being attached by Morgan Stanley to that hypothetical valuation. JPMorgan did not view eBay as an appropriately comparable company because (i) eBay has a transaction-based business model that is inherently different from McAfee.com’s subscription-based business model, and (ii) McAfee.com is a security software company while eBay is in a completely unrelated market, the online auction business. Also, eBay has a market capitalization of approximately $17 billion and enjoys a significant market premium due to its status as arguably the most successful and well-known Internet company. Similarly, JPMorgan did not view PayPal as comparable because PayPal also has a transaction-based revenue model with a different market, was one of the most successful IPOs in 2002 and its trading price had been impacted favorably by its pending acquisition by eBay and speculation since PayPal’s IPO in February regarding that possible acquisition. In addition, as the offer and merger do not involve a change of control, it does not follow that a change of control premium should attach.

      On the morning of July 14, 2002, members of Network Associates senior management conferred with representatives of JPMorgan and WSGR to review the status of events and Morgan Stanley’s purported valuation methodology (including the creation of a “hypothetical unaffected value” for McAfee.com common stock based on the index of comparable companies, the inclusion of eBay in the comparable company group and the application of a premium to this hypothetical valuation). Following this meeting, Mr. Samenuk conferred with Mr. Pangia, the other member of the Network Associates pricing committee.

      Later on July 14, 2002, Mr. Samenuk contacted Mr. Gill by telephone. During their conversation, Mr. Samenuk indicated (i) that an offer of 0.85 was an attractive offer even under Morgan Stanley’s methodology, particularly with the exclusion of eBay as a comparable company; (ii) Network Associates believed that it was inadvisable and inappropriate for the McAfee.com board to adopt a stockholder rights plan or other structural defenses; and (iii) that adoption of a stockholder rights plan or other structural defenses would not end Network Associates’ efforts to seek a recombination. Mr. Samenuk indicated that adoption of a stockholder rights plan or other structural defenses would only deprive McAfee.com stockholders of the right to consider the offer. Mr. Gill indicated that the special committee would be conferring with Morgan Stanley the next morning and that Mr. Gill and Mr. Samenuk should speak after that conversation and prior to the McAfee.com board meeting scheduled for the next morning.

      On the morning of July 15, 2002, Mr. Gill and Mr. Samenuk held a brief telephonic conversation during which they reviewed the status of events. Mr. Samenuk again raised Network Associates’ objections to both the special committee’s purported value for McAfee.com common stock and the adoption of any structural defenses that would prohibit McAfee.com stockholders from considering the offer for themselves. During the conversation, Mr. Samenuk indicated that, in light of market conditions and to secure a favorable recommendation of the McAfee.com board and avoid the controversy that would result if McAfee.com were to attempt the adoption of a stockholder rights plan, Network Associates was prepared to increase the exchange ratio of the offer to 0.90 of a share.

      Later on the morning of July 15, 2002, the McAfee.com board convened. Also present were representatives of Skadden, Arps and Morgan Stanley. Mr. Samenuk and Mr. Richards renewed Network Associates’ continued objections to the adoption of any structural defenses to the offer. During the meeting, members of the McAfee.com special committee indicated that the special committee would not recommend the offer as increased. However, at an exchange ratio of 0.90 of a share, the special committee would not recommend the adoption of, and the McAfee.com board would not adopt, any structural defenses that would prohibit the consideration of the offer by the McAfee.com stockholders.

      On July 15, 2002, we issued a press release announcing that we were increasing the exchange ratio in our offer to 0.90 of a share of Network Associates common stock for each share of McAfee.com common stock.

      On July 16, 2002, McAfee.com announced that its special committee had recommended that McAfee.com stockholders reject our amended offer.

Stockholder Litigation

      The discussion set forth in the prospectus under the heading “Background and Reasons for the Offer and the Merger — Stockholder Litigation” is hereby amended and supplemented as follows:

      On July 18, 2002, the plaintiffs in the consolidated action pending in the Delaware Court of Chancery (case number 19481-NC) filed their opening brief in support of their motion for preliminary injunction requesting that the court enjoin the closing of Network Associates’ renewed tender offer. On July 19, 2002, by letter to the court, plaintiffs withdrew their motion for preliminary injunction.

THE OFFER

      The discussion set forth in the prospectus under the heading “The Offer — Plans for McAfee.com” is hereby amended and restated as follows:

Plans for McAfee.com

      The purpose of the offer is to acquire all the outstanding shares of Class A common stock of McAfee.com.

      Although we have no current plans to make any significant changes at this time, following the completion of the offer and the merger, we expect to review McAfee.com and its assets, corporate structure, capitalization, operations, property, management, personnel and policies to determine what changes, if any, are desirable or appropriate to better organize, integrate and coordinate its businesses with those of Network Associates. We may in the future also consider transactions such as acquisitions or dispositions of material assets, formation of alliances, joint ventures or other forms of cooperation with third parties or other extraordinary transactions affecting McAfee.com or its operations.

      After the expected completion of the offer and the merger, shares of McAfee.com Class A common stock will no longer be publicly traded or listed on any stock exchange. In addition, the registration of the McAfee.com shares and the related reporting obligations under the Exchange Act will be terminated upon application to the SEC.

FEES AND EXPENSES

      The discussion set forth in the prospectus under the heading “Fees and Expenses” is hereby amended and restated as follows:

      We have retained JPMorgan to provide certain financial advisory services in connection with the offer and the merger. JPMorgan will receive a transaction fee of $1.6 million, $750,000 of which became payable upon delivery of the fairness opinion to our board of directors, with the balance of the transaction fee due upon the consummation of the offer and the merger. We also agreed to reimburse JPMorgan for reasonable out-of-pocket expenses incurred in performing its services, including reasonable fees and expenses for legal counsel. We have agreed to indemnify JPMorgan and related persons and entities against liabilities in connection with its services, including liabilities under the federal securities laws.

      We have retained D.F. King & Co., Inc. to act as information agent in connection with the offer. The information agent may contact McAfee.com stockholders by mail, telephone, fax, electronic mail and personal interviews and may request brokers, dealers and other nominee stockholders to forward the offer materials to beneficial owners of shares of McAfee.com common stock. D.F. King will be paid a fee of approximately $15,000 for such services, plus reimbursement of reasonable out-of-pocket expenses, and we will indemnify D.F. King against certain liabilities and expenses in connection with the offer, including liabilities under federal securities laws.

      We have retained EquiServe Trust Company, N.A. as exchange agent. We will pay EquiServe Trust Company compensation of approximately $25,000 for its services in connection with the offer and the merger, will reimburse it for its reasonable out-of-pocket expenses and will indemnify it against certain liabilities and expenses in connection with the offer, including liabilities under federal securities laws.

      We have retained Kekst and Company as corporate communications advisor in connection with the offer. We have paid Kekst and Company a minimum non-refundable fee of $50,000. We have also agreed to pay Kekst and Company fees in addition to the minimum fee that will be charged hourly in accordance with the standard billing practices of Kekst and Company, and to reimburse reasonable out-of-pocket expenses, travel and production costs. We have also agreed to indemnify Kekst and Company against certain liabilities and expenses in connection with the offer.

      Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for McAfee.com shares and any other required documents should be sent or delivered by each McAfee.com stockholder or his broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below:

The Exchange Agent for the offer is:

Equiserve Trust Company, N.A.

By Mail:	By Facsimile:	By Hand:
PO Box 43014 Providence, RI 02940-3014	781-575-2901 Or 781-575-2232	c/o Securities Transfer and Reporting Services Inc 100 William Street — Galleria New York, NY 10038

Confirm Facsimile by Telephone:

781-575-3120

By Overnight Courier:

150 Royall Street

Canton, MA 02021

      Questions or requests for assistance or additional copies of the original prospectus, this prospectus supplement, the letter of transmittal or other documents related to this offer to exchange may be directed to the information agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

The Information Agent for the offer is:

D.F. King & Co., Inc.

77 Water Street
New York, New York 10005
Call toll-free: 800-549-6746
Call collect: 212-269-5550 (Bankers and Brokers)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

      The following documents are exhibits to the Registration Statement:

Item 21.	Exhibits

Exhibit
Number	Description of Document

3.1	Second Amended and Restated Certificate of Incorporation of Networks Associates, Inc., as amended December 1, 1997 (incorporated by reference to Exhibit 3.1 to the Registration Statement No. 333-48593 of Registrant on Form S-4, as amended, under the Securities Act of 1933 filed with the Commission on March 25, 1998).
3.2	Amended and Restated Bylaws of Networks Associates, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s quarterly report on Form 10-Q for the period ended June 30, 2001 filed with the Commission on August 6, 2001).
3.3	Certificate of Designation of Series B Participating Preferred Stock of the Registrant (incorporated by reference to the Registrant’s registration statement on Form 8-A filed with the Commission on October 22, 1998).
3.4	Third Amended and Restated Certificate of Incorporation of McAfee.com Corporation (incorporated by reference to Exhibit 3.3 to Registration Statement No. 333-87609 of McAfee.com Corporation on Form S-1, as amended, under the Securities Act of 1933).
3.5	Amended and Restated Bylaws of McAfee.com Corporation (incorporated by reference to Exhibit 3.2 to Registration Statement No. 333-87609 of McAfee.com Corporation on Form S-1, as amended, under the Securities Act of 1933).
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the validity of the Network Associates common stock registered hereunder and as to tax matters.
8.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to tax matters (included in Exhibit 5.1).
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants for Networks Associates, Inc.
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants for Networks Associates, Inc.
24.1*	Power of Attorney.
99.1*	Letter of Transmittal.
99.2*	Form of Notice of Guaranteed Delivery.
99.3*	Form of Letter from Network Associates to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
99.5*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.6*	Summary Advertisement as published in The Wall Street Journal on July 2, 2002.
99.7*	Request from Networks Associates, Inc. dated July 2, 2002 for stockholder list of McAfee.com.
99.8*	Press release of Network Associates announcing commencement of the offer, dated July 2, 2002.
99.9*	Opinion of JP Morgan Securities, Inc. dated July 14, 2002.
99.10	Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).
99.11	Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.18 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).

Exhibit
Number	Description of Document

99.12	First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).
99.13	First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).
99.14	Complaint titled Justin Peyton v. Stephen C. Richards, Srivats Sampath, Richard Schell, George Samenuk, Frank C. Gill, and Network Associates, Inc. (Case No. CV 809111), filed July 1, 2002 in the Superior Court of the State of California, County of Santa Clara (incorporated by reference to exhibit (a)(10) to the Amendment No. 1 to the Schedule TO filed by Network Associates with the Commission on July 5, 2002).
99.15*	Press release issued by Network Associates on July 15, 2002 announcing the increase in the exchange ratio.

*	Previously filed

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 22nd day of July, 2002.

NETWORKS ASSOCIATES, INC.

By:	/s/STEPHEN C. RICHARDS

Stephen C. Richards
Chief Operating Officer and
Chief Financial Officer

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ GEORGE SAMENUK* George Samenuk	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	July 22, 2002

/s/ STEPHEN C. RICHARDS Stephen C. Richards	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer) and Attorney-in-Fact	July 22, 2002

/s/ LESLIE G. DENEND* Leslie G. Denend	Director	July 22, 2002

/s/ ROBERT M. DUTKOWSKY* Robert M. Dutkowsky	Director	July 22, 2002

/s/ ROBERT PANGIA* Robert Pangia	Director	July 22, 2002

/s/ LIANE WILSON* Liane Wilson	Director	July 22, 2002

* /s/ STEPHEN C. RICHARDS
Stephen C. Richards, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description of Document

3.1	Second Amended and Restated Certificate of Incorporation of Networks Associates, Inc., as amended December 1, 1997 (incorporated by reference to Exhibit 3.1 to the Registration Statement No. 333-48593 of Registrant on Form S-4, as amended, under the Securities Act of 1933 filed with the Commission on March 25, 1998).
3.2	Amended and Restated Bylaws of Networks Associates, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s quarterly report on Form 10-Q for the period ended June 30, 2001 filed with the Commission on August 6, 2001).
3.3	Certificate of Designation of Series B Participating Preferred Stock of the Registrant (incorporated by reference to the Registrant’s registration statement on Form 8-A filed with the Commission on October 22, 1998).
3.4	Third Amended and Restated Certificate of Incorporation of McAfee.com Corporation (incorporated by reference to Exhibit 3.3 to Registration Statement No. 333-87609 of McAfee.com Corporation on Form S-1, as amended, under the Securities Act of 1933).
3.5	Amended and Restated Bylaws of McAfee.com Corporation (incorporated by reference to Exhibit 3.2 to Registration Statement No. 333-87609 of McAfee.com Corporation on Form S-1, as amended, under the Securities Act of 1933).
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the validity of the Network Associates common stock registered hereunder and as to tax matters.
8.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation as to tax matters (included in Exhibit 5.1).
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants for Networks Associates, Inc.
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants for Networks Associates, Inc.
24.1*	Power of Attorney.
99.1*	Letter of Transmittal.
99.2*	Form of Notice of Guaranteed Delivery.
99.3*	Form of Letter from Network Associates to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4*	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
99.5*	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.6*	Summary Advertisement as published in The Wall Street Journal on July 2, 2002.
99.7*	Request from Networks Associates, Inc. dated July 2, 2002 for stockholder list of McAfee.com.
99.8*	Press release of Network Associates announcing commencement of the offer, dated July 2, 2002.
99.9*	Opinion of JP Morgan Securities, Inc. dated July 14, 2002.
99.10	Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.17 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).
99.11	Change in Control Agreement dated as of July 14, 2000, by and between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.18 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on August 11, 2000).
99.12	First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Srivats Sampath (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).
99.13	First Amendment to the Change in Control Agreement dated as of August 1, 2001, between McAfee.com and Evan Collins (incorporated by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q of McAfee.com Corporation filed with the Commission on November 13, 2001).

Exhibit
Number	Description of Document

99.14	Complaint titled Justin Peyton v. Stephen C. Richards, Srivats Sampath, Richard Schell, George Samenuk, Frank C. Gill, and Network Associates, Inc. (Case No. CV 809111), filed July 1, 2002 in the Superior Court of the State of California, County of Santa Clara (incorporated by reference to exhibit (a)(10) to the Amendment No. 1 to the Schedule TO filed by Network Associates with the Commission on July 5, 2002).
99.15*	Press release issued by Network Associates on July 15, 2002 announcing the increase in the exchange ratio.

*	Previously filed